Exhibit 99.1
For Immediate Release
QXM to Announce its 2Q 2008 Operating Results on 12 September 2008
Beijing, China (September 5, 2008) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or “the Company”) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets, announced that it will report its second quarter operating results before the U.S. market opens on Friday, September 12, 2008. QXM’s management team will hold a conference call on the same day at 8:00am EDT (8:00pm Beijing Time) to review the operating results and take questions.
The Company notes that the company will only report its second quarter operating income because a third party valuation is currently being conducted for the purposes of accounting for the $70 million convertible notes issued in May 2008. The Company expects to announce its final results for the second quarter in October.
Conference Call
The dial-in details for the live conference call are as follows:
-	U.S. dial-in Number 1-866-549-1292

-	HK dial-in Number 852-3005-2050

-	China dial-in Number 800-701-1223
          Passcode: 213382#
Please dial in approximately 10 minutes before the scheduled time of the call.
A live webcast of the conference call will be available on www.qxmc.com.
A telephone replay of the call will be available after the conclusion of the conference call through 11:00am Eastern Time on September 19, 2008. The dial-in details for the replay are as follows:
-	U.S. dial-in Number 1-866-753-0743

-	HK dial-in Number 852-3005-2020

-	China dial-in Number 800-869-7680
          Access Code: 137036#
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Currently, all of its products are sold under the “CECT” brand name. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and in Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of September 5, 2008, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
For further information, contact:
Ma Tao
Qiao Xing Mobile Communication Co., Ltd.
Tel: 8610 8219 3706